EXHIBIT 16

The total return of a Fund is calculated for any specified period of time by assuming the purchase of shares of the Fund at the net asset value at the beginning of the period. Each dividend of other distribution paid by the Fund is assumed to have been reinvested at the net asset value on the reinvestment date. The total number of shares then owned as a result of this process is valued at the net asset value at the end of the period. The percentage increase is determined by subtracting the initial value of the investment from the ending value and dividing the remainder by the initial value.

Formula for calculating Total Return:

     P (1 + T) = ERV

     P = $1,000 initial payment
     T = average annual total return
     ERV = ending redeemable value

The Average Annual Total Return for a Fund will be expressed in terms of average annual compounded rates of return for periods in excess of one year. The Average Annual Total Return formula as prescribed by
Item 22 of Form N-1A is as follows:

     P (1 + T)[to the nth power] = ERV

     P = $1,000 initial payment
     T = average annual total return
     N = number of years
     ERV = ending redeemable value

This is the formula by which the performance figures for the Berger/BIAM International Fund, the Berger/BIAM International Institutional Fund and the Berger/BIAM International CORE Fund, which appear in the Funds' prospectuses dated October 15, 1996, were also calculated. For example, the 3-year average annual total return for the Berger/BIAM International Fund for the period ended June 30, 1996, was 13.59%, calculated as follows:

     $1,000 (1 + T)[to the third power] = $1,466.26

     (1 + T)[to the third power] = 1.466

     1 + T = the cubed root of 1.466 = 1.1359

     T = .1359 = 13.59%

Total return performance figures for future series of the Berger/BIAM Worldwide Funds Trust will be calculated similarly.